Filed Pursuant to Rule 433
Registration No. 333-202840

FINAL TERM SHEET dated October 28, 2016 Supplementing Preliminary Pricing Supplement No. 766 dated October 28, 2016 (To Prospectus Supplement dated March 18, 2015 and Prospectus dated March 18, 2015)

$34,000,000

Wells Fargo & Company

Medium–Term Notes, Series K

0.25% Equity Linked Notes due November 6, 2023

Linked to the Common Stock of Western Digital Corporation

Issuer:	Wells Fargo & Company (“Wells Fargo”)
Principal Amount:	Each note will have a principal amount of $1,000.
Stated Maturity Date:

November 6, 2023, subject to postponement as described in the preliminary pricing supplement. The notes are subject to redemption by Wells Fargo prior to the stated maturity date as set forth below under “Redemption Right.” The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date.

Interest:	0.25% per annum will be payable on each interest payment date, calculated based on the $1,000 principal amount.
Interest Payment Dates:	Semi-annually on the 6th day of each May and November, commencing May 6, 2017 and ending on the stated maturity date.
Underlying Stock:

Common stock of Western Digital Corporation (Ticker: WDC). Western Digital Corporation, the issuer of the underlying stock (the “underlying stock issuer”), is not involved with this offering and has no obligations relating to, and does not sponsor or endorse, the notes.

Share Ratio:	$12.1957, subject to Adjustment Events. The share ratio on the pricing date and is equal to strike parity divided by the initial stock price.
Parity:

On any trading day, the share ratio multiplied by the closing price (or, with respect to the pricing date, the initial stock price) of the underlying stock on such trading day. Parity on the pricing date (“strike parity”) is $729.92, which is less than the original offering price of the notes.

Initial Stock Price:	$59.851, which is based upon an intra-day price of the underlying stock on the pricing date.
Redemption Right:

Beginning November 6, 2019, we will have the right to redeem all the notes on any day to and including the stated maturity date. If we redeem the notes, we will pay you an amount in cash equal to the greater of (i) the principal amount of $1,000 per note and (ii) parity determined on the trading day prior to the redemption notice date. If we redeem the notes, the redemption date will be 10 days following the redemption notice date. We will not pay any accrued but unpaid interest on the notes upon the redemption of the notes.

Payment at Stated Maturity:

On the stated maturity date, unless we have previously redeemed the notes, we will pay you for each note you hold an amount in cash equal to the greater of the principal amount and parity, as determined on the final determination date, plus any accrued and unpaid interest. All payments on the notes are subject to the credit risk of Wells Fargo & Company, and you will have no ability to pursue the underlying stock for payment. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment.

Adjustment Events:

In the event of certain corporate events relating to the underlying stock issuer, including changes in dividend payments, the share ratio will be adjusted as described in the preliminary pricing supplement.

Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Pricing Date:	October 28, 2016
Settlement Date:	November 4, 2016 (five business days after the pricing date)
Final Determination Date:

October 30, 2023. If such day is not a trading day, the final determination date will be postponed to the next succeeding trading day. The final determination date is also subject to postponement due to the occurrence of a market disruption event. See “Specific Terms of the Notes—Payment at Stated Maturity” and “—Market Disruption Event” in the preliminary pricing supplement.

CUSIP Number:	94986RZ79

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-6 of the preliminary pricing supplement.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this final term sheet or the preliminary pricing supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	$1,000.00	—	$1,000.00
Total	$34,000,000.00		$34,000,000.00
(1)

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal. See “Summary Information—What is the estimated value of the notes?” in the preliminary pricing supplement for further information.

Wells Fargo Securities

The information in this final term sheet relates to Wells Fargo & Company’s offering of its 0.25% Equity Linked Notes due November 6, 2023, Linked to the Common Stock of Western Digital Corporation and should be read together with preliminary pricing supplement no. 766 dated October 28, 2016 relating to the offering, including the documents incorporated by reference therein, and the prospectus supplement dated March 18, 2015 and prospectus dated March 18, 2015, Registration Statement No. 333-202840. Certain terms used but not defined herein have the meanings set forth in the preliminary pricing supplement.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 800-645-3751, option 5 or e-mailing: wfscustomerservice@wellsfargo.com.